SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549
                            --------------------
                                SCHEDULE 13D
                               (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a)

                        (Amendment No. ___10____)(1)

                         STELMAR SHIPPING LTD. (SJH)
    ---------------------------------------------------------------------
                              (Name of Issuer)

                   Common Stock, Par Value $0.02 per share
    ---------------------------------------------------------------------
                       (Title of Class of Securities)

                                  V8726M103
    ---------------------------------------------------------------------
                               (CUSIP Number)

                             George Karageorgiou
                            c/o Stelinvest Corp.
                                Status Center
                                2A Areos Str.
                             Vouliagmeni, 16671
                               Athens, Greece
                            Tel: 011-301-967-0001
    --------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                May 16, 2004
    --------------------------------------------------------------------
           (Date of Event which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

             Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

   ------------
   (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.







        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








       CUSIP No. V8726M103
                 ---------

       1.       NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Stelshi Holding Ltd.

       2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a)    [ ]
                                                                                                             (b)    [X]
       3.       SEC USE ONLY

       4.       SOURCE OF FUNDS*

                WC

       5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)

       6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                Liberia

       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

       7.       SOLE VOTING POWER

                0

       8.       SHARED VOTING POWER

                1,288,584 (See Item 4)

       9.       SOLE DISPOSITIVE POWER

                0

       10.      SHARED DISPOSITIVE POWER

                1,288,584 (See Item 4)

       11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,288,584

       12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                              [ ]

       13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                7.41%

       14.      TYPE OF REPORTING PERSON*

                HC

                                              *SEE INSTRUCTIONS BEFORE FILLING OUT!



       CUSIP No. V8726M103
                 ---------


       1.       NAME OF REPORTING PERSON
                S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Stelios Haji-Ioannou

       2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                             (a)    [ ]
                                                                                                             (b)    [X]
       3.       SEC USE ONLY

       4.       SOURCE OF FUNDS

                WC

       5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)

       6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                Britain and Cyprus

       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

       7.       SOLE VOTING POWER:

                0

       8.       SHARED VOTING POWER:

                1,288,584 (See Item 4)

       9.       SOLE DISPOSITIVE POWER:

                0

       10.      SHARED DISPOSITIVE POWER:

                1,288,584 (See Item 4)

       11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,288,584

       12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                               [ ]

       13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                7.41%

       14.      TYPE OF REPORTING PERSON

                IN








        This Amendment No. 10 to Schedule 13D amends the Statement on
   Schedule 13D dated March 6, 2001 (as heretofore amended and supplemented by Amendment Nos. 1 through 9, the "Schedule 13D") filed by Stelshi Holding Ltd., a Liberian corporation ("Stelshi") and Stelios Haji-Ioannou with respect to the shares of common stock, par value $0.02 per share (the "Shares") of Stelmar Shipping Ltd., a Liberian corporation ("Stelmar").

        This Amendment No. 10 is being filed for the purpose of disclosing the terms of an agreement (the "Agreement") entered into on May 16, 2004 between Stelshi and OMI Corporation, a company organized under the laws of the Republic of the Marshall Islands ("OMI"). The Agreement relates to certain arrangements, described below in Item 4, between Stelshi and OMI with respect to the holding, voting and disposition of the Shares of Stelmar. In addition, Stelshi has been informed that two separate agreements (the "Separate Agreements"), substantially identical to the Agreement, were entered into on May 16, 2004 between Stelchi Holding Ltd., a Liberian corporation ("Stelchi") and OMI and Stelphi Holding Ltd., a Liberian corporation ("Stelphi") and OMI, respectively.

        As a result of the Agreement, the Securities and Exchange Commission may deem Stelshi and OMI to be members of a "group" within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") with respect to the Shares. In addition, as a result of the Agreement and the Separate Agreements, the Securities and Exchange Commission may deem Stelshi, Stelchi, Stelphi and OMI to be members of a "group" within the meaning of Rule 13d-5(b)(1) under the Exchange Act with respect to the Shares. Stelshi disclaims being a member of a group within the meaning of Rule 13d-5(b)(1) under the Exchange Act with respect to the Shares and disclaims beneficial ownership of any Shares held by Stelchi, Stelphi and OMI.

   ITEM 1.  SECURITY AND ISSUER.

        This Amendment No. 10 relates to the Shares of Stelmar. Stelmar's principal executive office is located at Status Center 2A Areos Str. Vouliagmeni 16671, Athens, Greece.

   ITEM 2.  IDENTITY AND BACKGROUND.

        This Amendment No. 10 is being filed on behalf of Stelshi and Stelios Haji-Ioannou, the sole shareholder of Stelshi and a former director and Chairman of the Board of the Issuer. Stelshi and Mr. Haji-Ioannu are collectively referred to herein as the "Reporting Persons."

        This Amendment No. 10 constitutes a separate filing on Schedule 13D by the Reporting Persons in accordance with Rule 13d-1(k)(2) under the Exchange Act. The Reporting Persons do not know or have reason to know any information concerning Stelchi, Stelphi and OMI except for the information set forth in the Agreement and the Separate Agreements and such other information with respect to the beneficial ownership of Shares, identity, background and related information set forth in
   Schedule 13Ds filed by Stelchi and Stelphi. Any disclosures made herein with respect to any person or entity other than the Reporting Persons are made on information and belief.







        Except as set forth above, there are no other changes to the information set forth under Item 2 in Amendment No. 9 to the Schedule 13D.

   ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        No change from Amendment No. 9 to the Schedule 13D.

   ITEM 4.  PURPOSE OF TRANSACTION.

        The Reporting Persons acquired and hold the Shares for investment purposes. In order to protect their investment in the Shares, and subject to the provisions of the Agreement described below, the Reporting Persons may (i) acquire additional Shares of the Issuer,
   (ii) sell or otherwise dispose of all or some of their shares from time to time in open market or private transactions, or (iii) continue to hold the Shares. In making their investment decisions, the Reporting Persons will continue to assess the Issuer's business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Issuer's securities in particular, and other investment opportunities.

        On May 16, 2004, Stelshi and OMI entered into the Agreement, a copy of which is filed as Exhibit A to this Amendment No. 10.

        The following is a summary of the key terms of the Agreement.

   STANDSTILL, VOTING AND OTHER COVENANTS

        Pursuant to the Agreement, Stelshi has agreed, during the term of the Agreement, (i) not to sell any of its Shares to any third party; (ii) not to grant proxies or enter into any voting arrangements; and (iii) not to solicit or encourage the submission of or facilitate any inquiry, offer or proposal for any acquisition of any Shares or for any merger or other business combination involving Stelmar.

        Stelshi further agreed during the term of the Agreement (i) to attend all meetings of the shareholders of Stelmar and, to the extent permitted by law, vote in favor of the OMI Transaction (as defined below); (ii) to the extent permitted by law, to vote against any action that would impede the OMI Transaction or that would lead to any change in the executive officers or Board of Directors of Stelmar or any change in the present corporate structure or business of Stelmar;
   and (iii) in the event the OMI Transaction is a tender and/or exchange offer recommended by the Board of Directors of Stelmar, to tender its Shares pursuant to the terms of such OMI Transaction.





        Pursuant to the Agreement, OMI has agreed to pay (i) an initial term fee of approximately $644,292, that was due and payable upon execution of the Agreement for an initial sixty-day standstill period (the
   "Initial Term"); (ii) a subsequent period fee of approximately $1,288,584, payable following execution of a definitive agreement between Stelmar and OMI for the consummation of the OMI Transaction, for a subsequent standstill period of ninety days, plus any delays due to regulatory review of filings (the "Subsequent Period"); and (iii) an optional extension period fee of approximately $322,146 for each month, payable upon OMI's election of such extension for an optional extension period ("Optional Extension Period") of up to sixty days beyond the Subsequent Period, such election exercisable only in the event there is an offer in relation to the Shares of Stelmar that is competitive with the OMI Transaction. All such fees shall be credited against the purchase price payable to Stelshi in the event the OMI Transaction is consummated. In no event may the aggregate standstill period exceed seven months from the date of the Agreement.

        If the Board of Directors does not approve an OMI Transaction but receives a competitive offer during the five months from the date of the Agreement, which leads to a completed transaction upon consummation of that transaction, Stelshi is obligated to pay OMI a cash amount equal to the greater of the fees received for the Initial Term and 25% of the value of the consideration received by Stelshi pursuant to the transaction in excess of an agreed upon dollar amount.

        OMI has agreed that, subject to reasonable satisfaction of due diligence, it will make an offer to Stelmar on certain minimum financial criteria as described below (the "Offer") to acquire all Shares either in a merger with Stelmar or in a tender and/or exchange offer for such Shares (the "OMI Transaction"). OMI agreed to make any such Offer within thirty days of the date of the Agreement. Any such Offer will be subject to customary terms and conditions for such a transaction, including satisfactory completion of due diligence.

        The Offer will be at an offer price payable in shares of common stock of OMI that will provide the holders of the Shares on a fully diluted basis an aggregate shareholder interest of not less than 40.5% in the common stock of OMI as of the date of the consummation of the OMI Transaction. Such aggregate shareholder interest is calculated on the basis of consideration from OMI that consists entirely of OMI common stock, but the Offer will include the right of each shareholder of Stelmar to elect to receive up to 25% of the consideration in cash, provided that the maximum aggregate amount of cash to be paid does not exceed $175,000,000.





        The Agreement terminates when, among other termination events, any of the following occurs: (i) at the end of the Initial Term, if the Board of Directors of Stelmar has not at any time prior to the end of such period approved the proposed OMI Transaction; (ii) at the end of the Optional Extension Period, if any, or if none, the end of the Subsequent Period; (iii) upon the shareholders of Stelmar failing to approve the proposed OMI Transaction; (iv) upon termination or abandonment of an OMI Transaction by OMI; (v) in the event of a competing offer, upon a change in the recommendation of the Board of Directors of Stelmar and certain actions by the shareholders of Stelmar in favor of a competing offer or against the OMI Transaction;
   or (vi) upon termination by Stelshi in the event of certain material adverse changes with respect to OMI.

   NON-COMPETE AGREEMENT

        In addition to the foregoing, the Agreement with Stelshi contains a covenant of Stelios Haji-Ioannou, the sole shareholder of Stelshi, by which Mr. Haji-Ioannou agreed to refrain from competing with OMI for a period of five years from the date of the closing of the OMI Transaction, which is intended to extend for an additional three year period the non-compete covenants by which he is currently obligated to Stelmar, but which are anticipated as a result of the OMI Transaction to expire two years after the date of consummation of the OMI Transaction. In exchange, OMI has agreed to pay Mr. Haji-Ioannou an amount of $2,500,000.


   DISCLAIMER

        The preceding summary of certain provisions of the Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Agreement, a conformed copy of which is filed as Exhibit A and which is incorporated herein by reference.

                                 ----

        Except as set forth above, the Reporting Persons have no current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 in Schedule 13D.

   ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

        As of the date hereof, Stelshi is the beneficial owner of an aggregate of 1,288,584 Shares, or approximately 7.41% of the 17,391,188 outstanding Shares of Stelmar, based on reports filed by Stelmar with the Securities and Exchange Commission. As Stelshi's sole shareholder, Stelios Haji-Ioannou has the power to vote, direct the vote, dispose of or direct the disposition of all of the Shares that Stelshi currently beneficially owns, subject to the provisions of the Agreement described above. However, Mr. Haji-Ioannou disclaims beneficial ownership of such Shares for any other purpose.





        In addition, the Reporting Persons understand, based on the information set forth in the Separate Agreements and their respective
   Schedule 13D filings, that (i) Stelchi is the beneficial owner of an aggregate of 1,075,000, or approximately 6.18% of the outstanding Shares of Stelmar and (ii) Stelphi is the beneficial owner of an aggregate of 2,412,026, or approximately 13.87% of the outstanding Shares of Stelmar. Accordingly, Stelshi, Stelchi and Stelphi, if deemed to be members of the same group within the meaning of Rule 13d-5(b)(1) under the Exchange Act, collectively would own beneficially an aggregate of 4,775,610, or approximately 27.46% of the outstanding Shares of Stelmar. The Reporting Persons have no information with respect to OMI's beneficial ownership of the Shares other than its arrangements with Stelshi under the Agreement, and its arrangements with Stelchi and Stelphi, respectively, under the Separate Agreements.

        The Reporting Persons disclaim beneficial ownership of any Shares owned by Stelchi, Stelphi or OMI.

   ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The description of the Agreement is incorporated herein by reference to "Item 4 - Purpose of Transaction."

   ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

        Exhibit A: Agreement dated as of May 16, 2004 between Stelshi Holding Ltd. And OMI Corporation.







                                  SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                May 18, 2004
                                      ----------------------------------
                                                   (Date)



                                      STELSHI HOLDING LTD



                                      By:  /s/ George Karageorgiou
                                           -----------------------------
                                           George Karageorgiou
                                           President



                                      /s/ Stelios Haji-Ioannou
                                      ----------------------------------
                                      Stelios Haji-Ioannou



   Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).










                                                                EXHIBIT A
                                                                ---------

                                  AGREEMENT

        THIS AGREEMENT (the "Agreement") is made as of May 16, 2004, by and between Stelshi Holding Ltd., a Liberian corporation ("Stelshi"), and OMI Corporation, a company organized under the laws of the Republic of the Marshall Islands ("OMI").

        WHEREAS, Stelshi, as of the date hereof, is the record and beneficial owner of 1,288,584 shares (the "Shares") of common stock, par value $0.02 per share (the "Common Stock") of Stelmar Shipping Ltd., a Liberian corporation (the "Company"); and

        WHEREAS, OMI desires Stelshi to agree, and Stelshi agrees, to a standstill with respect to the Shares and certain other matters as herein described, all on the terms and subject to the conditions set forth in this Agreement.

        NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained herein, the parties agree as follows:

                                  ARTICLE I

                  REPRESENTATIONS AND WARRANTIES OF STELSHI

        Stelshi represents and warrants to OMI as follows:

        SECTION 1.1 LEGAL POWER. All corporate action on the part of Stelshi, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Agreement has been taken. Stelshi has the requisite corporate power to enter into this Agreement, to carry out and perform its obligations under the terms of this Agreement.

        SECTION 1.2 DUE EXECUTION. This Agreement has been duly authorized, executed and delivered by Stelshi and, upon due execution and delivery by OMI, this Agreement will be a valid and binding agreement of Stelshi.

        SECTION 1.3 NO CONFLICT. The execution, delivery and performance of this Agreement by Stelshi will not result in any violation of, conflict with, or constitute a default under, with or without the passage of time or the giving of notice: (a) any obligation or duty of Stelshi to any other person, (b) any provision of any judgment, decree or order to which Stelshi is a party or by which it or any of its assets is bound; (c) any contract, obligation or commitment to which Stelshi is a party or by which it or any of its assets is bound; (d) any provision of its constituent documents; or
   (e) any applicable law, including, without limitation, any statute, rule, order, decree, treaty or governmental regulation. The execution, delivery and performance of this Agreement by Stelshi will not require any consent, approval, authorization or permit of, registration, declaration or filing (except for filings under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) with, or notification to, any governmental entity (except for relevant antitrust or competition authorities).

        SECTION 1.4 TITLE. Stelshi is the sole record, legal and beneficial owner of the Shares, and there are no outstanding options, calls, puts, subscriptions, preemptive rights, rights of first refusal or other agreements or commitments, obligating Stelshi to sell or transfer the Shares to any person or granting an option or right to any person to purchase or acquire from Stelshi the Shares. The Shares are free and clear of any claim, lien, pledge, option, right of first refusal, buy-sell agreement, defect in title, charge, security interest, conditional sales agreement, title retention agreement, restriction on transfer, voting agreements, voting trusts, proxies, preemptive rights (whether statutory or contractual), shareholder or similar agreements, or other restrictions or encumbrances of any nature or kind (except state and federal securities laws restrictions pertaining to the transfer of the Shares), whether voluntarily incurred or arising by operation of law, including any agreement to give any of the foregoing in the future.

                                 ARTICLE II

                    REPRESENTATIONS AND WARRANTIES OF OMI

        OMI represents and warrants to Stelshi as follows:

        SECTION 2.1 LEGAL POWER. All corporate action on the part of OMI, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Agreement has been taken. OMI has the requisite corporate power to enter into this Agreement, to carry out and perform its obligations under the terms of this Agreement.

        SECTION 2.2 DUE EXECUTION. This Agreement has been duly authorized, executed and delivered by OMI and, upon due execution and delivery by Stelshi, this Agreement will be a valid and binding agreement of OMI.

        SECTION 2.3 NO CONFLICT. The execution, delivery and performance of this Agreement by OMI will not result in any violation of, conflict with, or constitute a default under, with or without the passage of time or the giving of notice: (a) any obligation or duty of OMI to any other person, (b) any provision of any judgment, decree or order to which OMI is a party or by which it or any of its assets is bound; (c) any contract, obligation or commitment to which OMI is a party or by which it or any of its assets is bound; (d) any provision of its constituent documents; or (e) any applicable law, including, without limitation, any statute, rule, order, decree, treaty or governmental regulation. The execution, delivery and performance of this Agreement by OMI will not require any consent, approval, authorization or permit of, registration, declaration or filing (except for filings under the U.S. federal and state securities laws) with, or notification to, any governmental entity (except for relevant antitrust or competition authorities).


                                 ARTICLE III

                       STANDSTILL AND VOTING AGREEMENT

           SECTION 3.1 STANDSTILL. Prior to the Termination Date, as defined in Section 5.1 below and except pursuant to the terms of this Agreement, Stelshi shall not (a) sell, pledge or otherwise transfer, directly or indirectly, any of the Shares nor grant any options or rights to the Shares, to any third party nor shall Stelshi, directly or indirectly, solicit or entertain offers from any third party to enter into any such transaction, provided that Stelshi may, at any time, transfer any Shares to any other entity which, as of the date of such transfer, has entered into an agreement with OMI on terms that are identical in all material respects with the terms of this Agreement, (b) grant any proxies or enter into any voting agreement or other arrangement with respect to any of the Shares, (c) deposit any Shares into a voting trust, or (d) (i) directly or indirectly solicit, initiate, or knowingly encourage the submission of any offer or proposal for any acquisition of any shares of Common Stock or any merger or other business combination or any similar transaction involving the Company, and (ii) directly or indirectly participate in any discussions or negotiations regarding, or furnish to any person (other than to any regulatory or judicial authority as may be required by law or regulation or judicial proceeding or to any person pursuant to court order) any information with respect to, or knowingly take any other action to facilitate any inquiries or the making of any offer or proposal that constitutes or would reasonably be expected to lead to any offer, proposal or transaction that would compete with, impede, or interfere with any OMI Transaction (as defined in Section 4.1 below) and shall not permit any investment banker, attorney, or other adviser or representative of Stelshi or any affiliate of Stelshi to do any of the foregoing.

        SECTION 3.2 VOTING AGREEMENT. Stelshi agrees, to the extent permitted by law, prior to the Termination Date, (i) to attend all meetings of the shareholders of the Company, (ii) to retain all voting rights with respect to the Shares (except for transfer of Shares pursuant to Section 3.1(a) hereof) and (iii) to the extent permitted by law, at any meeting of the shareholders of the Company, however called, or in connection with any action by written consent by the shareholders of the Company, to vote all of the Shares:

             (a) If the OMI Transaction is a merger or other business combination requiring a shareholder vote, in favor of the transactions contemplated by such OMI Transaction and the agreements related thereto; and


             (b) Against any action or agreement that would impede, interfere with or discourage the transactions contemplated by the OMI Transaction (or attempt to do any of the foregoing), including, but not limited to: (i) any extraordinary corporate transaction, such as a merger, rights offering, reorganization, recapitalization or liquidation involving the Company or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries or the issuance of any securities of the Company or any subsidiary, (iii) any change in the executive officers or Board of Directors of the Company or (iv) any change in the present corporate structure or business of the Company.

        SECTION 3.3 TENDER OF SHARES. If the OMI Transaction is a tender and/or exchange offer recommended by the Board of Directors of the Company, Stelshi agrees to tender validly (and not to withdraw) the Shares, pursuant to and in accordance with the terms of the Offer (as defined in Section 4.1 below) and Rule 14d-2 under the Exchange Act, not later than the fifth business day after commencement of the OMI Transaction. Stelshi shall cause the Shares to remain validly tendered and not withdrawn unless and until the OMI Transaction is consummated, terminated or has expired without OMI purchasing all shares of Common Stock validly tendered in the Offer.

        SECTION 3.4  Term.  The initial term of the provisions of this
   Article III shall be the 60 (sixty) day period commencing on the date hereof (the "Initial Term"). If, prior to the expiration of the Initial Term, the Board of Directors of the Company shall have approved a proposed OMI Transaction, the provisions of this Article III shall be extended for a period of 90 (ninety) days from the date of expiration of the Initial Term (the "Subsequent Period"), provided that if the parties thereto are unable to consummate the OMI Transaction during such Subsequent Period as a result of pending regulatory filings and clearances and OMI continues to actively work towards the consummation of the OMI Transaction, the term of such Subsequent Period shall be extended without any additional fee becoming payable until the earliest to occur of (i) OMI terminating or canceling the OMI Transaction or (ii) the obtaining or satisfying of the requisite regulatory filings, approvals or clearances and, if as a result of the pending regulatory matters, either OMI or the Company had been unable to hold a meeting of its shareholder, the completion of such meeting. OMI shall also have the option, in the event of a competing offer, to extend the provisions of this Article III for up to an additional period of 60 (sixty) days beyond the expiration of the Subsequent Period (any such extension, the "Optional Extension Period"). In the event that the Subsequent Period has been automatically extended pursuant to the above provisions and there is a competing offer, the provisions applicable to the Optional Extension

   Period shall apply and the Optional Extension Fee shall be due as provided below. The foregoing notwithstanding, in no event shall the Subsequent Period and/or the Optional Extension Period in the aggregate extend beyond the date that is 7 (seven) months from the date of this Agreement.

        SECTION 3.5 STANDSTILL FEES. The standstill fee for the Initial Term is $0.50 per Share, payable by OMI by wire transfer of immediately available funds to an account specified in writing by Stelshi upon the execution of this Agreement (the "Initial Term Fee"). The standstill fee for the Subsequent Period, including all extensions thereof as described in Section 3.4 above, is $1.00 per Share (excluding any Shares transferred by Stelshi to another entity in accordance with the provisions of Section 3.1(a) above but including any Shares acquired by Stelshi from another entity in accordance with the provisions of Section 3.1(a) above, in such case as the term "Shares" is defined in the agreement between that other entity and
   OMI), payable by OMI by wire transfer of immediately available funds to an account specified in writing by Stelshi promptly following the execution of a definitive agreement between the Company and OMI for the consummation of the OMI Transaction (the "Subsequent Period Fee").
   The standstill   fee for the Optional Extension Period is $0.25 per
   Share for each month of the Optional Extension Period (excluding any Shares transferred by Stelshi to another entity in accordance with the provisions of Section 3.1(a) above but including any Shares acquired by Stelshi from another entity in accordance with the provisions of
   Section 3.1(a) above, in such case as the term "Shares" is defined in the agreement between that other entity and OMI), payable by OMI by wire transfer of immediately available funds to an account specified in writing by Stelshi promptly following notice from OMI of election of such extension (the "Optional Extension Period Fee" and together with the Initial Term Fee and the Subsequent Period Fee, the "Fees"). The Fees shall be non-refundable, except that (i) the Fees shall be credited and applied to the consideration payable upon the consummation of the OMI Transaction to Stelshi pursuant to the terms and conditions of the OMI Transaction, and (ii) in the event a competing offer is made during the 5 (five) month period commencing on the date hereof and no definitive agreement between the Company and OMI has been executed for the consummation of the OMI Transaction, upon consummation of a transaction with the competing offeror, OMI shall be entitled to a payment equal to the higher of (A) an amount equal to the aggregate Initial Term Fee received by Stelshi and (B) an amount equal to 25% of the excess, per share of Common Stock, of the dollar equivalent of the purchase price per share at which the transaction is consummated over $33.90 multiplied by the number of shares of Common Stock sold, tendered, voted or exchanged by Stelshi, as the case may be, in the transaction. Such payment shall be made by wire transfer of immediately available funds to an account specified in writing by OMI, no later than 5 (five) days after consummation of the transaction. If such purchase price is payable in stock of an entity, the dollar equivalent shall be the average closing price of the entity's stock on its principal trading market (except that if the entity has ADRs trading on the New York Stock Exchange or Nasdaq National Market, the relevant trading price shall be that of the ADRs) for the 20 (twenty) most recent trading days immediately prior to the consummation of such transaction.

        SECTION 3.6  SUBSEQUENTLY ACQUIRED SHARES.   Notwithstanding the
   use of the term "Shares" in Sections 3.1, 3.2 and 3.3 above, the provisions in this Article III shall apply to the Shares, together with (a) any additional shares of capital stock of the Company acquired by Stelshi after the date hereof and prior to the Termination Date, or that Stelshi is entitled to receive from the Company by reason of being a record holder during such period, and (b) any securities into which any such Shares or additional shares shall have been converted or changed, whether by amendment to the constituent documents of the Company, merger, consolidation or otherwise, provided that such additional shares shall not be included in the calculation of the amounts of the Fees, except as otherwise set forth in Section 3.5.

                                 ARTICLE IV

                                  COVENANTS

        SECTION 4.1 AGREEMENT TO COMMENCE AN OMI TRANSACTION. OMI agrees that, within thirty (30) days of the date of this Agreement, OMI or a subsidiary of OMI, shall, subject to reasonable satisfaction of due diligence, offer in writing to the Company's Board of Directors (the "Offer") to acquire all shares of Common Stock either in a merger with the Company or in a tender and/or exchange offer for Common Stock, provided that any such Offer shall be subject to customary terms and conditions for such a transaction, including satisfactory completion of due diligence (each, an "OMI Transaction"). The Offer shall be at an offer price (as such offer price may be amended, the "Offer Price"), payable in OMI common stock, that will provide on a fully diluted basis to the former holders of Common Stock (including any holders of options or warrants or other rights to acquire Common Stock (on an as exercised basis)), an aggregate shareholder interest of not less than 40.5% in OMI as of the date of the consummation of the OMI Transaction. The Offer shall further provide that each holder of Common Stock shall be entitled to elect to receive up to 25% of the Offer Price in cash; provided that the maximum aggregate amount of cash to be paid shall not exceed $175,000,000 (one hundred seventy-five million dollars). In the event that the aggregate amount of cash elected by the holders of Common Stock shall exceed this maximum amount, the cash portion to be received by each holder shall be reduced on a pro rata basis.

        SECTION 4.2 REGISTRATION COVENANT. OMI agrees that, upon the written advice of outside counsel reasonably satisfactory to OMI and Stelshi that Stelshi may be deemed to be an "affiliate" of OMI for purposes of the federal securities laws following consummation of an OMI Transaction, Stelshi shall be entitled to registration rights with respect to all of the shares of OMI received by Stelshi in the OMI Transaction. Such registration rights shall be for a resale shelf registration upon Form S-3 or any successor form thereto, upon customary terms and conditions and such other provisions as the parties shall mutually agree, provided that the plan of distribution shall not include an underwritten offering. The expenses incurred in connection with the registration shall be borne by OMI (excluding the fees of any legal counsel selected by or representing Stelshi, brokers fees and commissions and other similar fees and commissions customarily borne by Stelshi).

        SECTION 4.3 NON-COMPETE AGREEMENT. Following consummation of an OMI Transaction, Stelios Haji-Ioannou, the sole shareholder of Stelshi, and OMI or the surviving entity of the OMI Transaction shall enter into a non-competition agreement with OMI or the surviving entity of the OMI Transaction, as appropriate, for a 5 (five) year period from the date of consummation of the OMI Transaction. In consideration for the non-compete agreement, Mr. Haji-Ioannou shall be entitled to receive $2,500,000 (two million five hundred thousand dollars) payable by OMI or the surviving entity, as applicable, by wire transfer of immediately available funds to an account specified in writing by Mr. Haji-Ioannou upon execution of the non-compete agreement. The effect of such agreement will be to extend for an additional 3 (three) year period the covenants in that certain Exclusivity and Non-Compete Agreement dated as of February 26, 2001 between Mr. Haji-Ioannou and the Company, the provisions of which, as a result of the consummation of an OMI Transaction, are anticipated to expire 2 (two) years from the date of consummation of the OMI Transaction.

        SECTION 4.4 REIMBURSEMENT OF CERTAIN EXPENSES. OMI agrees to reimburse Stelshi, its officers, directors, employees and agents for 50% (fifty percent) of their reasonable out-of-pocket expenses as they are incurred in connection with investigating, preparing or defending any pending or threatened claim or action or proceeding resulting from the entering into of this Agreement up to an aggregate maximum amount of $54,000.

                                  ARTICLE V

                                 TERMINATION

        SECTION 5.1 TERMINATION. This Agreement shall terminate upon the earliest to occur of (a) the end of the term of the Optional Extension Period, if any, or if none, the end of the term of the Subsequent Period as such may be extended pursuant to Section 3.4, or, solely in the event that the conditions for the commencement of the Subsequent Period are not satisfied, the end of the term of the Initial Term, (b) the termination of this Agreement by Stelshi upon the occurrence of a Termination Event (as defined in Section 5.1), (c) the agreement of the parties to terminate this Agreement, (d) the termination by OMI of a proposed OMI Transaction, (e) the consummation of any OMI Transaction, (f) the shareholders of the Company failing to approve an OMI Transaction by the requisite vote at any shareholders' meeting called, or pursuant to a consent circulated, for consideration and approval of such OMI Transaction, (g) in the event of a competing offer, the Board of Directors of the Company changing its recommendation to the shareholders and the shareholders of the Company either (i) failing to approve an OMI Transaction by the requisite vote at any shareholders' meeting called, or pursuant to consent circulated, for consideration and approval of such OMI Transaction,
   (ii) the shareholders of the Company approving the transaction contemplated by the competing offer by the requisite vote at any shareholders' meeting called, or pursuant to consent circulated, for consideration and approval of such OMI Transaction, or (iii) if no vote of the shareholders of the Company is required, the shareholders of the Company tendering or exchanging in any tender or exchange offer the number of shares of Common Stock required to close the tender or exchange offer relating to the competing offer, or failing to tender or exchange in any OMI tender or exchange offer the number of shares of Common Stock required to close such tender or exchange offer. The date on which the earliest of one of the above listed events occurs is herein referred to as the "Termination Date."

        SECTION 5.2  TERMINATION EVENT.

             (a) Any of the following events shall constitute a Termination Event for purposes of this Agreement during the Initial Term:

             (i) Statement by OMI in any government or administrative proceeding or filing or any judicial proceeding, or in any written notice to Stelshi, that it has effectively abandoned its efforts to consummate an OMI Transaction; or

             (ii) A material adverse change in the business, financial condition, results of operations or property of OMI and its subsidiaries taken as a whole, provided, however, that any such change resulting from any change (A) in laws, rules or regulations applicable to companies in business generally or to the shipping industry specifically, (B) in economic or business conditions generally or in the shipping industry specifically, or (C) in the securities markets in general, shall not be considered when determining if a material adverse change has occurred.

        (b) The termination of the definitive merger or acquisition agreement by either OMI or the Company (or the termination of a tender/exchange offer) as a result of a material adverse change or event as defined in such agreement shall constitute a Termination Event for purposes of this Agreement during the Subsequent Period.

        SECTION 5.3 EFFECT OF TERMINATION. In the event of termination of this Agreement pursuant to Section 5.1, except with respect to the payments that may be required pursuant to Section 3.5, this Agreement shall become void and have no effect, without liability on the part of any party. Nothing contained in this Article V shall relieve any party from liability for any breach of this Agreement.

                                 ARTICLE VI

                                MISCELLANEOUS

        SECTION 6.1 GOVERNING LAW. This Agreement shall be governed by and interpreted in accordance with the substantive laws of the State of New York and the United States of America, without regard to choice of law rules thereof.

        SECTION 6.2 PUBLIC STATEMENTS. Neither Stelshi nor OMI nor any of their representatives will issue any press release or make any public announcement relating to the subject matter of this Agreement without the prior written approval of the other party; provided, however, that a party may, subject to a right of the other party to review and comment, (a) make any announcement it believes in good faith after consultation with legal counsel is required by law or the rules of any stock exchange and (b) make any filings required under applicable securities laws or regulations, including but not limited to Form 4 reports and Schedule 13D filings; and provided, further, that the parties shall mutually agree upon the form, substance and timing of issuance of a mutually acceptable press release with respect to the subject matter of this Agreement.

        SECTION 6.3 GREEK OPERATION AND NAME. OMI currently anticipates that the resulting business following the consummation of any OMI Transaction would have a meaningful operational presence in Greece and that the name of the resulting entity would be OMI-Stelmar
   Corporation.

        SECTION 6.4 SUCCESSORS AND ASSIGNS. Neither this Agreement nor any of the rights or obligations under this Agreement may be assigned by any party without the prior written consent of the other parties; provided, however, that OMI may assign or delegate all or part of its rights and obligations under this Agreement to one or more direct or indirect subsidiaries or affiliates; provided, further, that any such assignment or delegation shall not relieve OMI of its obligations under this Agreement. This Agreement will be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns, and no other person will have any right, benefit or obligation under this Agreement as a third party beneficiary or otherwise.

        SECTION 6.5 ENTIRE AGREEMENT; AMENDMENTS. This Agreement sets forth all of the representations, warranties, covenants, agreements and understandings between Stelshi and OMI. There are no representations, warranties, covenants, agreements or understandings, either oral or written, between Stelshi and OMI other than as set forth in this Agreement. This Agreement may be amended only by written instrument duly executed by each party.

        SECTION 6.6 NOTICES. All notices and other communications required or permitted hereunder shall be in writing and shall be deemed effectively given and received (a) upon personal delivery, (b) on the fifth day following mailing by registered or certified mail return receipt requested, postage prepaid, addressed to Stelshi or OMI at their respective addresses listed below (or at such other address for a party as shall be specified by like notice; provided, that notices of a change of address shall be effective only upon receipt thereof), (c) upon confirmed transmission by facsimile (with telephonic notice), or (d) upon confirmed delivery by overnight commercial courier service:

   If to Stelshi, to:  Areos 2A Street
                       Athens, Greece
                       Attention:  George Karageoriou
                       Email: stelios@easygroup.co.uk

                       With a copy to:

                       Schiff Hardin LLP
                       623 Fifth Avenue
                       28th Floor
                       New York, NY  10022
                       Attention:  Hans F. Kaeser
                       Telephone No.:  212-745-0818
                       Telecopy No.:   212-735-5044
                       Email:    hkaeser@schiffhardin.com

   If to OMI, to:      OMI Corporation
                       One Station Place
                       Stamford, CT 06902
                       Attention:  Fredric S. London
                       Telephone No.:  203-602-6789
                       Telecopy  No.:  203-602-6701
                       Email:  flondon@omicorp.com

                       With a copy to:
                       Coudert Brothers LLP
                       1114 Avenue of the Americas
                       New York, New York 10036
                       Attention:  Robert L. Clare, III
                       Telephone No.:  212-626-4218
                       Telecopy No.:   212-626-4120
                       Email: clarer@Coudert.com

        SECTION 6.7 EXPENSES. Except as otherwise expressly provided herein, all costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such costs or expenses.

        SECTION 6.8 INTERPRETATION. When a reference is made in this Agreement to a Section such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement. The masculine, feminine or neuter gender and the singular or plural shall each be construed to include the other whenever the context indicates.

        SECTION 6.9 FURTHER ASSURANCES. Each party will execute and deliver all such further documents and instruments and take all such further action as may be necessary in order to consummate the transactions contemplated hereby.

        SECTION 6.10 SPECIFIC PERFORMANCE. The parties recognize and agree that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or injury would be caused for which money damages would not be an adequate remedy. Accordingly, each party agrees that, in addition to other remedies, the other party shall be entitled to an injunction restraining any violation or threatened violation of the provisions of this Agreement. In the event that any action should be brought in equity to enforce the provisions of the Agreement, neither party will allege, and each party hereby waives the defense, that there is adequate remedy at law.

        SECTION 6.11 SURVIVAL. The representations, warranties and agreements of Stelshi and OMI in this Agreement or in any instrument delivered by them pursuant to this Agreement shall survive for 1 (one) year after the Termination Date and any investigation at any time made by or on behalf of any party hereto, except that with respect to the agreement of OMI set forth in Section 4.4, the period shall be 2(two) years after the Termination Date.

        SECTION 6.12 ADJUSTMENTS IN EVENT OF CHANGE IN COMMON STOCK. In the event of any change in the Company's Common Stock by reasons of stock dividends, stock splits, reclassifications, cash dividends, repurchases, splitups, mergers, recapitalizations, combinations, exchange of shares or the like, the type and number of shares or securities subject to the Standstill Fee and the Offer Price shall be adjusted appropriately.

        SECTION 6.13 COUNTERPARTS; FACSIMILE. This Agreement may be executed in one or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. This Agreement may be executed and delivered by facsimile transmission, and a facsimile of this Agreement or of a signature of a party will be effective as an original.

                          [SIGNATURE PAGE FOLLOWS]

        IN WITNESS WHEREOF, this Agreement is executed and delivered by the parties as of the date first above written.


                            STELSHI HOLDING LTD.



                            By: /s/ Stelios Haji-Ioannou
                                ---------------------------------
                                Name:   Stelios Haji-Ioannou
                                Title:  Attorney-In-Fact



                            OMI CORPORATION


                            By: /s/ Craig H. Stevenson, Jr.
                                ---------------------------------
                                Name:   Craig H. Stevenson, Jr.
                                Title:  Chairman of the Board and
                                        Chief Executive Officer


   Acknowledge and agreed solely for purposes of Section 4.3 hereof.



   /s/ Stelios Haji-Ioannou
   -----------------------------
   Stelios Haji-Ioannou